

January 7, 2011

National Corporate Research, Ltd.
10 East 40th Street, 10th Floor
New York, New York 10016

     Re: BCD Semiconductor Manufacturing Limited
            Registration Statement on Form F-1
            Filed January 5, 2010
            File No. 333-171539

Ladies and Gentlemen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 8

1.   We note that you intend to provide an estimate of revenue and an estimated range for gross profit and operating income for the quarter ended December 31, 2010. In light of the significant differences we note in prior periods between operating income and net income (loss) as well as the significant adjustments made to net income (loss) in arriving at net income (loss) attributable to ordinary shareholders and your net income (loss) per share amounts, please tell us how you considered the need to include also your estimate of net income (loss) and earnings (loss) per share for the quarter ended December 31, 2010.

2.   In addition, please provide us with the amounts of your net revenue as well as the ranges for your estimated gross profit, operating income and any other estimates for the three months ended December 31, 2010 you intend to include in response to the above comment. We may have further comments after you provide the estimates for the quarter ended December 31, 2010.

The dissolution of BCD Shanghai…, page 17

3.   Please revise this risk factor to disclose, if true, that no creditors made any claims against BCD Shanghai prior to the deadline to make such claims on December 15, 2010. In addition, please explain why the company believes that it will not be required to contribute the remaining registered capital to BCD Shanghai and will not be subject to any material penalties in connection with the registered capital requirements. To the extent your conclusion regarding the liabilities for BCD Shanghai is based on advice of Chinese counsel, please tell us how you determined you need not file an opinion of Chinese counsel supporting your conclusions as an exhibit.

4.   Please describe the applicable penalties that the Chinese government may impose for failure to contribute the required registered capital of BCD Shanghai. Also, quantify, if possible, the monetary costs of the various penalties and the unanticipated liabilities to which BCD Shanghai or you may be subject in connection with the dissolution of BCD Shanghai and the failure to contribute the entire registered capital.

Principal and Selling Shareholders, page 115

5.   Refer to the selling shareholder table. Please ensure that you have identified the natural person(s) possessing voting and dispositive control over the shares held by each selling shareholder.

Exhibit 5.1

6.   We note the qualifications related to the company's register of members included in sections 3.4 and 3.6. Item 601(b)(5)(i) of Regulation S-K requires counsel to opine on the legality of the securities being registered, including whether the securities will, when sold, be legally issued, fully paid and non assessable. Therefore, rather than including these qualifications in the opinion section, describe in greater detail under Description of Capital the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Also, disclose whether approval by the authorities in the Cayman Islands is required or whether this is an administrative undertaking. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members. We note also that for both the primary and secondary shares, the depositary will hold the ordinary shares underlying the ADSs. If there are any material risks to this process, please consider including appropriate disclosure in the "Risk Factors" and Enforceability of Civil Liabilities" sections.

Exhibit 8.2

7.   Please revise the final paragraph to consent to reference to counsel under the heading Taxation and Enforceability of Civil Liabilities. Make similar revisions as appropriate to exhibit 8.1.

Exhibit 99.1

8.   For each separate opinion, in turn, please explain clearly and in detail the scope of counsel's review for such opinion and analyze why it is appropriate to include such opinion based on that review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

National Corporate Research, Ltd.
As agent for BCD Semiconductor Manufacturing Limited
January 7, 2011
Page 4

You may contact Leigh-Ann Schultz at (202) 551-3628 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile):   Carmen Chang, Esq.
                        Richard A. Kline, Esq.